FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JUNE 26, 2007

BAYTEX ENERGY TRUST ANNOUNCES CLOSING OF ACQUISITION -
CORRECTION IN PRESS RELEASE

Not for Dissemination in the US through Wire Services

CALGARY, ALBERTA (June 26, 2007) (TSX: BTE.UN; NYSE: BTE) - Further to the recent press release of Baytex Energy Trust (“Baytex” or the “Trust”) in respect of the closing of a $238 million acquisition that was financed, in part, by the issuance of subscription receipts ("Subscription Receipts") convertible into units of the Trust, Baytex wishes to correct it's prior statements as to the timing of the halting of trading and delisting of the Subscription Receipts. Trading in the Subscription Receipts will be halted prior to market open tomorrow, June 27, 2007, and the Subscription Receipts will be de-listed from the TSX by close of business tomorrow.

Holders of Subscription Receipts will receive one unit (“Unit”) for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time) today. Baytex’s monthly cash distribution for June 2007 will be paid on July 16, 2007 to Unitholders of record at the close of business on June 29, 2007. Holders of Subscription Receipts will be entitled to receive this distribution provided they continue to hold their Units on the June 29, 2007 record date. Holders of Subscription Receipts are not required to take any action in order to receive the Units to which they are entitled.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.                                    Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer  Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                    Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca